UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
     (Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

COMMISSION FILE NUMBER: 0-15423

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

BANCTRUST FINANCIAL GROUP, INC. EMPLOYEE SAVINGS & PROFIT
SHARING PLAN

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BANCTRUST FINANCIAL GROUP, INC.
100 Saint Joseph Street, Mobile, AL 36602

BANCTRUST FINANCIAL GROUP, INC.
EMPLOYEE SAVINGS & PROFIT SHARING PLAN

FINANCIAL REPORT

DECEMBER 31, 2010

BANCTRUST FINANCIAL GROUP, INC.
EMPLOYEE SAVINGS & PROFIT SHARING PLAN

FINANCIAL REPORT
DECEMBER 31, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator
BancTrust Financial Group, Inc.
Employee Savings & Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of BancTrust Financial Group, Inc. Employee Savings & Profit Sharing Plan as of December 31, 2010 and 2009 and the related statement of changes in net assets available for benefits for the year ended December 31, 2010.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of BancTrust Financial Group, Inc. Employee Savings & Profit Sharing Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mauldin & Jenkins, LLC

Birmingham, Alabama
June 20, 2011

BANCTRUST FINANCIAL GROUP, INC.
EMPLOYEE SAVINGS & PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2010 AND 2009

	2010	2009
Assets

Cash and cash equivalents	$-	$142,063

Investments, at fair value:
Mutual funds	17,948,688	15,813,858
Money market funds	2,149,686	2,670,311
BancTrust Financial Group, Inc. common stock	649,643	597,192
Total investments	20,748,017	19,081,361

Receivables:
Employer contribution	842	-
Accrued income	4,708	1,966
Other	15,782	-
Total receivables	21,332	1,966

Assets available for benefit	20,769,349	19,225,390

Liabilities
Due to broker for securities purchased	14,479	137,186

Net assets available for benefits	$20,754,870	$19,088,204

The accompanying notes are an integral part of these financial statements.

BANCTRUST FINANCIAL GROUP, INC.
EMPLOYEE SAVINGS & PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2010

Additions to net assets attributed to:
Net investment income:
Interest and dividends	$374,168
Net appreciation in fair value of investments	1,607,846
1,982,014
Contributions:
Employer	589,996
Employees	983,543
Rollovers	273
1,573,812

Total additions	3,555,826

Deductions from net assets attributed to:
Plan expenses	37,886
Benefits paid to participants	1,851,274
1,889,160

Net increase in net assets available for benefits	1,666,666

Net assets available for benefits:
Beginning of year	19,088,204

End of year	$20,754,870

The accompanying notes are an integral part of these financial statements.

BANCTRUST FINANCIAL GROUP, INC.
EMPLOYEE SAVINGS & PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1.	PLAN DESCRIPTION

The following description of the BancTrust Financial Group, Inc. Employee Savings & Profit Sharing Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established January 1, 1998 by BancTrust Financial Group, Inc. (the “Company”), under the provisions of Section 401(a) of the Internal Revenue Code (IRC), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company.

The Plan is available to all employees of the Company and its subsidiaries having at least one month of service and being 21 years of age or older, with the exception of those employees who are eligible to participate in the Peoples BancTrust Company, Inc. 401K Plan which is also sponsored by the Company.  In addition, any employee or participant whose employment has been terminated and who is subsequently reemployed is eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Plan Administration

The Plan’s assets are held, and the Plan is administered, by the Trust Department of BancTrust (the “Trustee”), a subsidiary of the Company.

Contributions

A participant may elect to contribute a specific percentage up to 75% of bimonthly or monthly compensation (as defined by the Plan), subject to the Internal Revenue Service (IRS) limitations. The Company matches employee contributions in accordance with the following schedule: 100% for the first 2% of employee contributions, 75% for the second 2% of employee contributions, 50% for the third 2% of employee contributions, up to a maximum of 75% of 6% employee contributions.  Additional discretionary amounts may be contributed at the option of the Company's Board of Directors.  No discretionary contributions were made for the years ended December 31, 2010 and 2009.

Participant Accounts

Individual participant accounts are maintained to reflect the participant’s contributions and earnings or losses thereon, employer matching contributions and allocated earnings or losses thereon, and employer profit sharing and allocated earnings or losses thereon.

Allocations are based on the participant’s investment earnings or losses base, as defined, multiplied by the calculated rate of return for the separate investments.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

NOTES TO FINANCIAL STATEMENTS

NOTE 1.	PLAN DESCRIPTION (Continued)

Forfeitures

At December 31, 2010 and 2009, forfeited nonvested accounts totaled $0 and $7,200, respectively. The forfeited nonvested accounts are used to reduce employer-matching contributions or to pay certain expenses of the Plan.  Any excess forfeitures shall be allocated to remaining participants' accounts.

Vesting

Participants are immediately vested in their voluntary contributions, adjusted for allocated earnings or losses thereon.  Vesting in the remainder of their account is based on years of credited service.  Participants become 100% vested after three years of credited service for matching contributions and additional discretionary employer contributions with no vesting before three years of credited service.

A participant also becomes fully vested in his or her account balance on the first day of the month coincident with or following the participant’s sixty-fifth birthday or upon death or termination of employment due to disability.

Investment Options

Participants may direct their contributions, and any related earnings or losses thereon, into various investment options including money market funds, mutual funds, or Company common stock.  The underlying assets of mutual funds are invested in publicly traded equity, debt and other securities.

Distributions

Upon retirement, death, disability, or termination of service, a participant may elect to receive a lump sum distribution equal to his or her vested account balance or installment payments.

Administrative Expenses

Plan administrative expenses, with the exception of trustee fees, are paid by the Company.  Trustee fees paid from the net assets of the Plan during the years ended December 31, 2010 and 2009 were $37,886 and $42,279, respectively.

NOTES TO FINANCIAL STATEMENTS

NOTE 2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are presented on the accrual basis of accounting, in accordance with U.S. generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein.  Actual results could differ from these estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 4 for discussion of fair value measurements.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded as earned on the accrual basis.  Dividend income is recorded on the ex-dividend date.  Net appreciation in fair value of investments, as recorded in the accompanying statement of changes in net assets available for benefits, includes changes in fair value of investments acquired, sold, or held during the year.

Benefit Payments

Benefits are recorded when paid.

Reclassification

Certain amounts in the 2009 financial statements have been reclassified to conform to the 2010 presentation. The reclassification had no effect on total net assets available for benefits.

NOTES TO FINANCIAL STATEMENTS

NOTE 2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements

Reporting Loans to Participants by Defined Contribution Pension Plans. In September 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-25. ASU 2010-25 requires participant loans to be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The guidance is effective for fiscal years ending after December 15, 2010, with early adoption permitted. The guidance is applied retrospectively to all periods presented. The Plan adopted this guidance as of January 1, 2010; the adoption of this standard did not have a material impact on the Plan’s financial statements, as participant loans are not permitted by the Plan.

Fair Value Measurements and Disclosures.  In January 2010, the FASB issued Accounting Standards Update 2010-06, “Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”) which clarifies certain existing fair value disclosures and requires a number of additional disclosures including separate presentation for each “class” of assets and liabilities measured at fair value.  ASU 2010-06, among other things, also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements.  ASU 2010-06 has been incorporated into the 2010 financial statements.

NOTE 3.	INVESTMENTS

The fair value of individual assets that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2010 and 2009 are as follows:

	Units	Fair Value
2010:
Washington Mutual Investors Fund	110,581	$3,007,802
American Balanced Fund	207,988	3,731,301
Prime Obligation Fund # 10	2,139,264	2,139,264
AMCAP Fund	124,023	2,347,762
Fundamental Investors Fund	56,101	2,059,474
American New Perspective Fund	64,653	1,848,436
Capital Income Builder Fund	36,912	1,842,637

2009:
Washington Mutual Investors Fund	110,178	$2,713,683
American Balanced Fund	203,795	3,305,561
Prime Obligation Fund # 10	2,639,105	2,639,105
AMCAP Fund	124,597	2,079,519
Fundamental Investors Fund	56,849	1,861,220
American New Perspective Fund	64,960	1,664,265
Capital Income Builder Fund	34,930	1,672,786

NOTES TO FINANCIAL STATEMENTS

NOTE 3.	INVESTMENTS (Continued)

For the year ended December 31, 2010, the Plan’s investments appreciated (depreciated) in fair value as follows:

2010
Fair value as determined by quoted market value:
Mutual funds	$1,656,443
BancTrust Financial Group, Inc. common stock	(48,957)
$1,607,846

NOTE 4.	FAIR VALUE DISCLOSURES

Fair Value Measurements

In accordance with the Fair Value Measurements and Disclosures topic (FASB ASC 820), the Plan measures the fair value of Plan assets using the fair value as the price that would be received to sell an asset or paid to transfer a liability in the principal market for that asset or liability. These measurements are classified into a hierarchy framework by the inputs used to perform the fair value calculation. The hierarchy prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy are described below:

	Level 1	Observable inputs which reflect quoted prices for identical assets or liabilities in active markets at the measurement date.

Level 2
Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

	Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds and money market funds: Valued at the net asset value (NAV) of shares held by the Plan at year end.

NOTES TO FINANCIAL STATEMENTS

NOTE 4.	FAIR VALUE DISCLOSURES (Continued)

Fair Value Measurements (Continued)

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2010 and 2009:

		Fair Value Measurements at December 31, 2010
	Fair Value	(Level 1)	(Level 2)	(Level 3)

Mutual Funds:
Mid-cap funds	$863,432	$863,432	$-	$-
Large-cap funds	7,724,042	7,724,042	-	-
International funds	2,655,051	2,655,051	-	-
Balanced funds	5,573,938	5,573,938	-	-
Fixed income funds	898,443	898,443	-	-
Other	233,782	233,782	-	-
Money Market Funds	2,149,686	2,149,686	-	-
BTFG, Common Stock	649,643	649,643	-	-

Total assets at fair value	$20,748,017	$20,748,017	$-	$-

		Fair Value Measurements at December 31, 2009
	Fair Value	(Level 1)	(Level 2)	(Level 3)

Mutual Funds:
Mid-cap funds	$708,223	$708,223	$-	$-
Large-cap funds	6,916,841	6,916,841	-	-
International funds	2,271,564	2,271,564	-	-
Balanced funds	4,978,347	4,978,347	-	-
Fixed income funds	722,172	722,172	-	-
Other	216,711	216,711	-	-
Money Market Funds	2,670,311	2,670,311	-	-
BTFG, Common Stock	597,192	597,192	-	-

Total assets at fair value	$19,081,361	$19,081,361	$-	$-

NOTES TO FINANCIAL STATEMENTS

NOTE 5.	RELATED PARTY TRANSACTIONS

The Trustee, the Trust Department of BancTrust, acts as trustee, custodian and record keeper of the Plan.  The Trustee is a subsidiary of the Company. Additionally, at December 31, 2010 and 2009, the Plan owned $649,643 (243,312 shares) and $597,192 (208,081 shares), respectively, in Company stock.  No dividends were paid on Company stock during 2010.

NOTE 6.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants become 100% vested in their account balances.

NOTE 7.	TAX STATUS

The Plan adopted a non-standardized form of a prototype plan sponsored by the Trust Department of BancTrust.  The prototype plan has received an opinion letter from the Internal Revenue Service as to the prototype plan’s qualified status.  The prototype plan opinion letter has been relied upon by this Plan.  The Plan Administrator believes the Plan is designed and is being operated in compliance with the applicable provisions of the Internal Revenue Code.

NOTE 8.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

NOTES TO FINANCIAL STATEMENTS

NOTE 9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2010 and 2009 to Form 5500:

	2010	2009

Net assets available for benefits per financial statements	$20,754,870	$19,088,204
Cash to accrual adjustment for accrued interest and dividends	(4,708)	(1,966)
Net assets available for benefits per the Form 5500	$20,750,162	$19,086,238

The following is a reconciliation of changes in net assets available for benefits per the financial statements at December 31, 2010 to Form 5500:

2010

Change in net assets available for benefits per the financial statements	$1,666,666
Cash to accrual adjustment for accrued interest and dividends	(2,742)
Change in net assets available for benefits per the Form 5500	$1,663,924

BANCTRUST FINANCIAL GROUP, INC.
EMPLOYEE SAVINGS & PROFIT SHARING PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2010

Identity of Issuer, Borrower,		Current
Lessor, or Similar Party	Description of Investment	Value

Federated U.S. Treasury	Treasury Obligations Fund Institutional Shares #68	$10,422
Federated Money Market	Prime Obligations Fund Institutional Shares #10	2,139,264
	Total money market funds	2,149,686

The American Funds	AMCAP Fund	2,347,762
The American Funds	American Balanced Fund	3,731,301
The American Funds	Bond Fund of America	345,432
The American Funds	Capital Income Builder Fund	1,842,637
The American Funds	Fundamental Investors Fund	2,059,474
The American Funds	New Perspective Fund	1,848,436
The American Funds	Washington Mutual Investors Fund	3,007,802
The American Funds	Euro Pacific Growth Fund	806,615
Federated Investors	Federated Kaufman Fund Class A #66	600,471
Federated Investors	Federated Mid-Cap Growth Strategy Fund Class A #677	262,961
Federated Investors	Federated Income Trust #36	553,011
T. Leavell & Associates, Inc.	Government Street Equity Fund	309,003
Old Mutual Investment Funds	Old Mutual Focused Fund	233,783
	Total mutual funds	17,948,688

*BancTrust Financial Group, Inc.	Common stock	649,643

	Total investments	$20,748,017

*Represents a party-in-interest.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 27, 2011
BancTrust Financial Group, Inc.
Employee Savings & Profit Sharing Plan
By: The Trust Department of BankTrust, as its
Trustee
By: /s/Robert B. Doyle, III
Robert B. Doyle, III
As its Executive Vice President

EXHIBIT INDEX

Exhibit No.	Description of Exhibit	Page No.

23.1	Consent of Independent Registered Public Accounting Firm